UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
Greenestone Healthcare Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
394811103
(CUSIP Number)
6/3/2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 394811103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Zalcberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Irwin Zalcberg's personal funds (PF).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,153,280
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,153,280
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,280
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 394811103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
Common Shares, $0.01 par value and Warrants to purchase Common Shares
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300
North York, Ontario, Canada M2M 4E7

Item 2.  Identity and Background.
(a) Irwin Zalcberg
(b) 52118 Lake Park Drive, Grand Beach, MI 49117
(c) Investor, 52118 Lake Park Drive, Grand Beach, MI 49117
(d) None
(e) None
(f)  USA

Item 3.  Source or Amount of Funds or Other Consideration.
Each of the following transactions was funded with Irwin Zalcberg's personal funds:

June 03, 2014    74,100 shares  @$0.0645
June 03, 2014    79,180 shares  @$0.087969
July 09, 2014    80,000 shares   @$0.094281
July 09, 2014    34,100 shares   @$0.091466

Item 4.  Purpose of Transaction.

Irwin Zalcberg is considering becoming active in influencing management to adopt policies that will improve the Company's performance. Mr. Zalcberg is currently in communication with the founder and CEO of the Company, Mr. Shawn Leon.  At this point, Mr. Zalcberg believes Mr. Leon is working on a common ground to create the maximum value for the shareholders.   In the event that current management is unable or unwilling to change Company policy and improve performance, Mr. Zalcberg may act to effect a change in Company control, which may include seeking a board position.

Item 5.  Interest in Securities of the Issuer.
(a) Amount Beneficially Owned:           1,153,280 Common Shares.
1,000,000 warrants.
2,153,280 Aggregate Shares; 4.5% of the class.
(b) Number of shares as to which such person has:
(i)  Sole power to vote:  2,153,280 Common Shares
(ii) Sole power to dispose or to direct the disposition of: 2,153,280 Common Shares
(c) All transactions effected by Irwin Zalcberg.
(d) None
(e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None

Item 7.  Material to Be Filed as Exhibits.
None.

CUSIP No. 394811103	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/23/14 Date

/s/ Irwin Zalcberg Signature

Irwin Zalcberg Name/Title